UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

H&E Equipment Services, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
404030108
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404030108	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS John M. Engquist

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		4,590,250

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,590,250

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,590,250

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 404030108	13G	Page 3 of 5 Pages
Explanatory Note
The Reporting Person hereby amends his Schedule 13G, originally filed on February 12, 2007 (the “Original Filing”), as previously amended by Amendment No. 1 and Amendment No. 2, each filed on November 19, 2010 (together, the “Amendments”). In addition to the amendments included in this Amendment No. 3, the Reporting Person hereby amends and restates the CUSIP number on the top of pages 2 through 5 in each of the Original Filing and the Amendments, which was incorrectly listed as 55402X-10-5. The correct CUSIP number is 404030108. Except as described above, all other information in the Original Filing and the Amendments remains unchanged and reflects information as of the dates indicated in such filings.
Item 1(a). Name of Issuer:
H&E Equipment Services, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
11100 Mead Road, Suite 200
Baton Rogue, Louisiana 70816
Item 2(a). Name of Person Filing:
John M. Engquist
Item 2(b). Address of Principal Business Office or, if None, Residence:
11100 Mead Road, Suite 200
Baton Rogue, Louisiana 70816
Item 2(c). Citizenship:
United States
Item 2(d). Title of Class of Securities:
Common Stock, par value $.01 per share
Item 2(e) CUSIP Number:
404030108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d 1(b)(1)(ii)(G);

CUSIP No. 404030108	13G	Page 4 of 5 Pages
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4. Ownership.
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

4,590,250

(b)	Percent of class:

13.1%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

4,590,250

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

4,590,250

(iv)	Shared power to dispose or to direct the disposition of

0
Item 5. Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
          N/A
Item 8. Identification and Classification of Members of the Group.
          N/A
Item 9. Notice of Dissolution of Group.
          N/A
Item 10. Certifications.
          N/A

CUSIP No. 404030108	13G	Page 5 of 5 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHN M. ENGQUIST
/s/ John M. Engquist

Dated: February 11, 2011
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)